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October 4, 2005

Mr. Frank Spencer
President
Cogdell Spencer Advisors
4401 Barclay Downs Drive, Suite 300
Charlotte, NC 28209

RE: $100,000,000.00 SYNDICATED SENIOR UNSECURED REVOLVING LINE OF CREDIT BY BANK OF AMERICA, N.A., AS AGENT

Dear Mr. Spencer:

Bank of America, N.A., a national banking association ("Bank of America") is pleased to offer to be the Administrative Agent (in such capacity, the "AGENT") for a senior unsecured credit facility in an aggregate principal amount of $100 million (the "SENIOR CREDIT FACILITY") to the Borrower (as defined in the Commitment Documents described below) and to offer its commitment to underwrite $33,333,333.33 of the Senior Credit Facility, upon and subject to the terms and conditions of this MANDATE LETTER (together with Summary of Terms attached thereto, the "COMMITMENT LETTER"), and the Fee Letter of even date herewith (the "FEE LETTER") (collectively, the "COMMITMENT DOCUMENTS"). Cogdell Spencer, Inc. ("CSA") and all other existing and future Material Subsidiaries (other than Excluded Subsidiaries, as defined in the Summary of Terms) will act as guarantor for the Senior Credit Facility ("Guarantor"). You have requested that Bank of America, Bane of America Securities LLC ("BAS"), Citigroup Global Markets Inc. ("Citi"), and Citicorp North America, Inc. ("CITICORP") move forward on a good faith basis to form a syndicate of financial institutions (the "Lenders") reasonably acceptable to the Borrower for the purpose of consummating the Senior Credit Facility transaction contemplated in the Commitment Letter.

Bank of America will act as sole and exclusive Administrative Agent for the Senior Credit Facility and BAS and Citi will act as the sole and exclusive co-Lead Arrangers for the syndication of the Senior Credit Facility. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.

The undertakings of Bank of America, BAS and Citi hereunder are subject to the satisfaction of each of the following conditions in a manner acceptable to Bank of America, BAS and Citi in their sole discretion: (a) the accuracy and completeness of all representations that you, the Borrower, and the Guarantor make to Bank of America, BAS and Citi and your compliance with each of the terms and conditions set forth herein and in the Commitment Documents; (b) Bank of America's continuing satisfaction that there has not occurred any material adverse change in the financial condition, business, operations, assets, or prospects of the Borrower or the Guarantor; (c) there not having occurred and being continuing since the date hereof a material adverse change in the market for syndicated Senior Credit Facility of the type contemplated by the Commitment Documents, or a material disruption of, or material adverse change in, financial, banking, or capital market conditions which materially and adversely affect the market for syndication of Senior Credit Facility of the types contemplated by the Commitment Documents, in each case as determined by Bank of America, BAS and Citi in their sole discretion; and (d) the negotiation, execution, and delivery of

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Mr. Frank Spencer
October 4, 2005
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definitive documentation with respect to the Senior Credit Facility ("Senior
Credit Facility Documents") in form and substance satisfactory to Guarantors, Borrower, Bank of America, and their respective counsel, which Senior Credit Facility Documents will include, without limitation, the terms and conditions set forth in the Commitment Documents and other provisions customary for this type of financing transaction (in compliance with the terms of the Commitment Letter). If, on or before the closing date of the Senior Credit Facility, Bank of America's continuing review of the Guarantor and Borrower discloses material adverse information relating to conditions or events not previously disclosed to Bank of America or additional developments in the condition (financial or otherwise), assets, properties, business, operations, or prospects of Borrower and its subsidiaries or the Guarantor, taken as a whole, then, subject to the Commitment Letter, Bank of America may, in its sole discretion, require reasonable changes in the Commitment Documents to reflect alternative financing amounts or structures that are satisfactory to Bank of America; provided that such alternatives are subject to Borrower's consent, in Borrower's sole and absolute discretion. If Borrower refuses its consent to any alternative financing amounts or structures required by Bank of America, then Bank of America may withdraw its commitment and terminate the Commitment Documents, but Borrower's obligations under the Fee Letter shall survive any such termination.

The ongoing obligation to proceed on a good faith basis of Bank of America, BAS and Citi hereunder are based upon the financial and other information regarding the Borrower and its subsidiaries and the Guarantor previously provided to Bank of America, BAS and Citi and are subject to the condition, among others, that there shall not have occurred after the date of such information, in the opinion of Bank of America, BAS and Citi, any material adverse change in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries or the Guarantor taken as a whole. If the continuing review by Bank of America, BAS and Citi of the Borrower or the Guarantor discloses information relating to conditions or events not previously disclosed to Bank of America, BAS and Citi or relating to new information or additional developments concerning conditions or events previously disclosed to Bank of America, BAS and Citi which Bank of America, BAS and Citi in their sole discretion believe may have a material adverse effect on the condition (financial or otherwise), assets, properties, business, operations or prospects of the Borrower and its subsidiaries or the Guarantor taken as a whole, Bank of America, BAS and Citi at their sole discretion, may suggest alternative financing amounts or structures or decline to participate in the Senior Credit Facility.

You agree to actively assist Bank of America, BAS and Citi in achieving a syndication of the Senior Credit Facility that is satisfactory to Bank of America, BAS, Citi and you. Syndication of the Senior Credit Facility will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of the Borrower and the proposed Lenders. To assist Bank of America, BAS and Citi in the syndication efforts, you hereby agree to (a) provide and cause your advisors to provide Bank of America, BAS and Citi and the other Lenders upon request with all information reasonably deemed necessary by Bank of America, BAS and Citi to complete syndication, (b) assist Bank of America, BAS and Citi upon their reasonable request in the preparation of an Offering Memorandum to be used in connection with the syndication of the Senior Credit Facility and (c) otherwise assist Bank of America, BAS and Citi in their syndication efforts, including making available officers and advisors of the Borrower and their subsidiaries from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at a meeting or meetings of prospective Lenders. You further agree to refrain from engaging in any additional financings for the Borrower and its subsidiaries during such syndication process unless otherwise agreed to by Bank of America, BAS and Citi.

It is understood and agreed that, subject the Commitment Letter, Bank of America, BAS and Citi, after consultation with you, will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders, when commitments will be

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Mr. Frank Spencer
October 4, 2005
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accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facility will receive compensation from you outside the terms contained herein and in the Commitment Letter in order to obtain its commitment. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of Bank of America, BAS and Citi and that any syndication in excess of $33,333,333.33 prior to execution of definitive documentation will reduce the commitment of Bank of America., dollar for dollar.

In the event the Senior Credit Facility cannot be successfully syndicated under the terms outlined in the Commitment Letter, Borrower agrees that Bank of America, BAS and Citi shall be entitled, in consultation with and approval from you (which approval may be withheld in your sole and absolute discretion), to change the pricing, structure, and other terms of the Senior Credit Facility, if Bank of America, BAS and Citi determine that such changes are necessary to ensure a successful syndication. The Commitment Letter shall be deemed to be amended to reflect such changes and the syndication process shall continue. If you refuse approval of a change proposed by Bank of America, BAS or Citi, then Bank of America, BAS and Citi may withdraw their commitments and terminate the Commitment Documents, but your obligations under the Fee Letter shall survive any such termination. For purposes hereof, a successful syndication is one in which commitments (in compliance with the terms of the Commitment Letter) totaling $100,000,000.00 (including Bank of America) have been received from financial institutions acceptable to the co-Lead Arrangers and Borrower.

You hereby represent, warrant and covenant that (a) all information, other than the Projections (as defined below), which has been or is hereafter made available to Bank of America, BAS and Citi by you or any of your representatives in connection with the transactions contemplated hereby ("Information") is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Borrower and its Subsidiaries that have been or are hereafter made available to Bank of America, BAS and Citi by you or any of your representatives (the "Projections") have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Senior Credit Facility so that the representation and warranty in the preceding sentence is correct on such date. In arranging and syndicating the Senior Credit Facility, Bank of America, BAS and Citi will be using and relying on the Information and the Projections without independent verification thereof.

By acceptance of this offer, the Borrower agrees (subject, however, to the terms and conditions of the Fee Letter and Commitment Letter) to pay all reasonable out-of-pocket fees and expenses (including reasonable attorneys' fees and expenses and expenses of due diligence) incurred before or after the date hereof by the Agent or co-Lead Arrangers in connection with the underwriting and the syndication of the Senior Credit Facility.

In the event that Bank of America, BAS or Citi becomes involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this letter, the Borrower will reimburse Bank of America, BAS and Citi for their legal and other expenses (including the cost of any investigation and preparation) as they are incurred by Bank of America, BAS or Citi. The Borrower also shall indemnify and hold harmless Bank of America, BAS, Citi and their affiliates and their respective directors, officers, employees and agents (the "Indemnified Parties") from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by this letter, unless and only to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted primarily from the gross negligence or willful misconduct of Bank of America, BAS or Citi.

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Mr. Frank Spencer
October 4, 2005
Page 4

The contents of the Commitment Documents are confidential and, except for disclosure thereof on a confidential basis to your accountants, attorneys, insurance companies and other professional advisors retained by you in connection with the Senior Credit Facility or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Mandate Letter but not the Fee Letter after your acceptance of the Commitment Documents in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Notwithstanding anything herein to the contrary, the Borrower and any other party to the Senior Credit Facility (and any employee, representative or other agent of the foregoing) may disclose to any and all persons, without limitation of any kind
(a) any information with respect to the U.S. federal and state income tax treatment of the Senior Credit Facility and any facts that may be relevant to understanding such tax treatment, which facts shall not include for this purpose the names of the parties or any other person names herein, or information that would permit identification of the parties or such other persons, or any pricing terms or other nonpublic business or financial information that is unrelated to such tax treatment or facts, and (b) all materials of any kind (including opinions or other tax analyses) relating to such tax treatment or facts that are provided to any of the persons referred to above. Further, Bank of America, BAS and Citi shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facility in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications. Bank of America, BAS and Citi hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the "Act"), each of them is required to obtain, verify and record information that identifies the Borrower and the Guarantor, which information includes names and addresses and other information that will allow Bank of America or BAS or Citi, as applicable, to identify the Borrower and the Guarantor in accordance with the Act. Finally, Borrower may disclose to other lenders that Bank of America, BAS and Citi have agreed to act as Agent and co-Lead Arrangers for syndication of the Senior Credit Facility, but will not disclose the contents of the Commitment Documents to such other lenders without the prior approval of Bank of America, BAS and Citi.

You acknowledge that Bank of America, BAS and Citi or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America, BAS and Citi agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. Bank of America, BAS and Citi further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America, BAS and Citi are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates.

The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether definitive Senior Credit Facility Documents for the Senior Credit Facility shall be executed and delivered and notwithstanding the termination of this letter or the commitments of Bank of America, BAS and Citi hereunder.

Neither this offer nor the undertaking and commitment contained herein may be disclosed to or relied upon by any other person or entity other than your accountants, attorneys and other advisors, without the prior written consent of Bank of America, BAS and Citi, except that following your acceptance hereof you may make public your disclosure hereof as required by law or court order. Any public disclosure of the terms and conditions of this commitment must be pre-approved by the Agent and Arranger.

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Mr. Frank Spencer
October 4, 2005
Page 5

As described herein, BAS and Citi will act as co-Lead Arrangers, co-Book Managers, and co-Syndication Agents for the Senior Credit Facility. Bank of America reserves the right to allocate, in whole or in part, to BAS or Citi certain fees payable to Bank of America in such manner as Bank of America, BAS and Citi agree in their sole discretion. You acknowledge and agree that Bank of America may share with any of its affiliates (including specifically BAS) any information relating to the Senior Credit Facility, the Borrower and its subsidiaries and affiliates.

This letter shall be governed by the laws of the State of North Carolina without regard to its principles of conflicts of laws. This letter may be modified or amended only in writing. This letter is not assignable by the Borrower without the prior written consent of Bank of America, BAS and Citi. This letter supersedes and replaces any and all proposals or commitment letters (other than the Commitment Letter and the Fee Letter) previously delivered by Bank of America or BAS to the Borrower relating to the Senior Credit Facility.

These commitments will expire 5:00 p.m. Eastern Time on October 17, 2005 unless Borrower executes and delivers this letter (along with the other Commitment Documents) to Bank of America prior to that time, whereupon this letter shall become a binding agreement.

Thereafter, the above undertakings and commitments will expire at 5:00 Eastern Time on December 31, 2005, unless definitive documentation for the Senior Credit Facility is executed and delivered prior to that time.

Very truly yours,

BANK OF AMERICA, N.A.

By:   __________________________________
      Name:  Don M. Ward. Jr.
      Title: Vice President

BANC OF AMERICA SECURITIES LLC

By:   __________________________________
      Name:  ___________________________
      Title: ___________________________

Accepted and Agreed To:

COGDELL SPENCER LIMITED PARTNERSHIP

By:   __________________________________
      Name:  Frank Spencer
      Title: ___________________________

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